UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 08, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 7 May 2019

Orange signs an agreement to acquire SecureLink and accelerate its leadership in the European cybersecurity industry

•Orange announces the signing of an agreement for the acquisition of 100% of SecureLink on a €515m Enterprise Value basis.

•With €248m revenues in 2018, SecureLink is one of the largest independent cybersecurity services providers in Europe, with a strong presence in the key Nordics, Belgian, Dutch, German and UK markets.

•Acquisition establishes Orange as a leader in the European cybersecurity industry, with more than €600m PF revenues in 2018 and on-the-ground presences in 8 European countries representing 75% of the market.

On 7 May 2019, Orange entered into an agreement with Investcorp to acquire 100% of SecureLink on a €515m Enterprise Value basis.

SecureLink, based in the Netherlands, is one of the largest independent cybersecurity services providers in Europe, with on-the-ground presences in Sweden, Belgium, the Netherlands, the UK, Germany, Denmark and Norway. Founded in 2003, SecureLink provides a full range of cybersecurity services to support its clients. Its offering includes specialised security consulting, security maintenance and support with 24/7 service desks (SOCs) as well as advanced managed detection and response capabilities (MDR). The group is also a leading value-added reseller of security software and hardware solutions, holding more than 1,000 technical or sales accreditations with blue chip security vendors. With over 660 employees and 14 offices, SecureLink recorded IFRS revenues of €248m in 2018 and served over 2,100 customers across a broad range of industries.

With this acquisition, Orange becomes one of the European leaders of cybersecurity with c.1,800 employees, more than €600m PF revenues in 2018 and strong positions in major local markets through its unique European DNA and a comprehensive cybersecurity services offering.

The European cybersecurity market is growing rapidly and Orange is already a leading player in the French market through Orange Cyberdefense (€303m revenues in 2018, up 12% vs. 2017). Along with the acquisition of SecureData in January 2019, this transaction greatly accelerates Orange’s strategy to become a pan-European leader in cybersecurity services.

With an extended European footprint and increased capabilities, the combined organisation will be able to address the growing and increasingly complex security needs of its customers on a global scale, and deliver strong synergies with the expertise and worldwide presence of Orange Business Services serving more than 3,000 multinational enterprises.

SecureLink’s highly respected senior management will join the global leadership team and participate in building the operating model for the integrated combined organisation.

The transaction is subject to customary closing conditions and is expected to complete in late Q2 or in Q3 2019.

"Cybersecurity is a growing priority for companies of all sizes, and we believe the two most important success factors are Scale and Proximity. Scale because today's threats are global, complex, and require matching protection capabilities. Proximity because in the global IT world, you want a trusted local partner to secure your most strategic assets. With the acquisition of SecureData and SecureLink, Orange has the highest scale to anticipate and fend off attacks, as well as local defense teams in all the main European markets, positioning the combined organisation as the go-to defense specialist." said Hugues Foulon, Executive Director of Cybersecurity at Orange. "I am looking forward to building the integrated organisation with Michel [Van Den Berghe, CEO of Orange Cyberdefense], Thomas Fetten and all the teams".

Thomas Fetten, Chief Executive Officer at SecureLink, commented "We have been very impressed by the ambition and successful development of Orange Cyberdefense over the past few years, and are very excited to build a pan-European leader of cybersecurity together. Orange Cyberdefense, SecureData and SecureLink are highly complementary and share a common vision for the sector, and the combined organisation will be in a phenomenal position to address the needs of our customers, partners and employees."

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2018 and 149,000 employees worldwide at 31 March 2019, including 90,000 employees in France. The Group has a total customer base of 264 million customers worldwide at 31 March 2019, including 204 million mobile customers and 20 million fixed broadband customers. The Group is present in 27 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan "Essentials2020" which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Nathalie Chevrier ; nathalie.chevrier@orange.com

Tom Wright ; tom.wright@orange.com

ORANGE

Date: May 08, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations